# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Orion Properties Inc., CIK 0001873923
CUSIP: 68629Y103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2398 E. CAMELBACK ROAD, SUITE 1060, PHOENIX, Arizona (AZ), 85016
Date of event which requires filing of this statement: 01/26/2026
Filed by CIK 0001534242
Persons authorized to receive notices and communications: Jeremy M. Traster, 1010 S Federal Highway, Suite 2900, Hallandale Beach, Florida (FL), 33009, 3055605236

## Reporting persons
- Kawa Capital Management, Inc (CIK 0001534242): type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,474,027; sole dispositive power 0; shared dispositive power 5,474,027; aggregate amount beneficially owned 5,474,027 (9.7% of the class)
  Comment: The reported number of Common Shares includes 2,515,093 shares held in non discretionary accounts over which the Reporting Person may not have shared voting or dispositive power. Due to the Reporting Person's relationship with such accounts, it has opted to include those Common Shares in an abundance of caution given the Reporting Person can influence the vote of such Common Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Orion Properties Inc.
Address of issuer's principal executive offices: 2398 E. CAMELBACK ROAD, SUITE 1060, PHOENIX, Arizona (AZ), 85016
Comment: This statement constitutes Amendment No. 3 to the Schedule 13D relating to the common shares, $0.001 par value per share (the "Common Shares"), of Orion Properties Inc., a Maryland real estate investment trust (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on June 20, 2025 (as amended by Amendment No. 1 filed with the SEC on July 17, 2025, and Amendment No. 2 filed with the SEC on November 18, 2025, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 3, the Schedule 13D remains in full force and effect.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On January 26, 2026, the Reporting Person and The Kawa Fund Limited (the "Fund" and, together with the Reporting Person, "Kawa") entered into a cooperation agreement with the Issuer (the "Cooperation Agreement"). Pursuant to the Cooperation Agreement, the Issuer is commencing a review of strategic options (the "Strategic Review Process"), which review may include, without limitation, the consideration of potential acquisition and merger targets, the potential sale of the Issuer and continuing to operate as an independent publicly traded entity. The Cooperation Agreement does not obligate the Issuer to pursue or consummate any such transaction or require the Issuer's Board of Directors (the "Board") to take any action that it determines in good faith is inconsistent with its duties under applicable law. The Cooperation Agreement also provides Kawa the opportunity, if Kawa desires, to participate in the Strategic Review Process on substantially the same terms as other participants. The Cooperation Agreement contains customary standstill and non-disparagement provisions. The Cooperation Agreement will terminate on September 1, 2026. Pursuant to the Cooperation Agreement, Kawa must cause all Common Shares pursuant to which it has the sole or shared power to direct the voting to be present for quorum purposes at the Issuer's 2026 annual meeting of stockholders and to refrain from "withholding" or voting "against" the directors nominated by the Board for election at such annual meeting. Concurrent with the execution of the Cooperation Agreement, the Fund irrevocably withdrew the Notice of Nomination and all related materials and notices submitted to the Issuer in connection therewith or related thereto. The full text of the Cooperation Agreement is included as Exhibit 7.05 hereto and is incorporated herein by reference. In addition, the Nomination Agreements with each of Messrs. Openshaw, Fisher, Roy and Gitelson previously disclosed in Item 4 of the Schedule 13D were terminated pursuant to their terms.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

Item 4 of this Amendment No. 3 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 7.05 Cooperation Agreement, dated January 26, 2026

## Signatures
- Kawa Capital Management, Inc: /s/Daniel Ades, Daniel Ades, Director (01/26/2026)